Exhibit 1

AudioCodes Press Release

PRESS RELEASE

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Second Quarter 2018 Results

Declares annual dividend of 20 Cents per Share

Lod, Israel – July 24, 2018 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 12.3% year-over-year to $43.5 million;

•	Quarterly service revenues increased by 14.2% year-over-year to $13.5 million;

•	Revenues related to UC-SIP business increased more than 30% compared to the second quarter of 2017;

•	Quarterly GAAP gross margin was 62.3%; quarterly Non-GAAP gross margin was 62.8%;

•	Quarterly GAAP operating margin was 7.6%; quarterly Non-GAAP operating margin was 10.2%;

•	Quarterly cash flow from operating activities was $2.2 million;

•	Quarterly GAAP net income was $2.4 million, or $0.08 per diluted share; quarterly Non-GAAP net income was $4.1 million, or $0.14 per diluted share;

•	AudioCodes repurchased 452,000 of its ordinary shares during the quarter at an aggregate cost of $3.3 million.

AudioCodes Reports Second Quarter 2018 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the second quarter ended June 30, 2018.

Revenues for the second quarter of 2018 were $43.5 million compared to $42.4 million for the first quarter of 2018 and $38.7 million for the second quarter of 2017.

Net income was $2.4 million, or $0.08 per diluted share, for the second quarter of 2018 compared to $1.0 million, or $0.03 per diluted share, for the comparable period last year.

On a Non-GAAP basis, net income was $4.1 million, or $0.14 per diluted share, for the second quarter of 2018 compared to $2.5 million, or $0.08 per diluted share, for the comparable period last year.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments and expenses due to revaluation of an earn-out liability, each in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $2.2 million for the second quarter of 2018. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $58.1 million as of June 30, 2018 compared to $58.7 million as of December 31, 2017. The decrease in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program offset, in part, by cash from operating activities.

"We are pleased to report strong financial results for the second quarter of 2018,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

"Continuing the strong trend of previous quarters, our Enterprise Voice business continued to evolve as we enhanced our leadership position in the UC and the contact center market segments. Revenues in the first half of 2018 grew 12.9% compared to the first half of 2017. We now project revenue growth of about 10% for the full 2018 year, compared to growth of 7.7% in 2017 and 4.2% in 2016. At the core of this growth is the UC-SIP business which performed well across all business lines and achieved growth of over 30% from the year ago quarter. On the financial front, we achieved substantial improvement in our operating margins which reached 10% in the second quarter of 2018. Taking into account our investment in the new initiative of Voice.AI, which we expect to amount to more than $3 million this year, we now project operating margins of approximately 12% in 2018 for the mainstream networking business, now comprising about 99% of the Company revenues. Cash flow from operations in the first half 2018 continued to be strong, following similar performance in the past three years. We remain confident for the second half of 2018 and beyond as we continue to enjoy good business momentum in winning enterprise voice deployments and service provider network transformation projects. We also experienced continued evolution of new opportunities in our Voice.AI business,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2018 Results	Page 2 of 9

AudioCodes Press Release

Appointment of Lior Aldema as director

The Board of Directors has appointed Lior Aldema as a director of the Company. Mr Aldema is the Company’s Chief Business Officer and has been with the Company since 1998. Mr Aldema will fill a vacancy as a Class I director and will therefore stand for re-election at the Annual General Meeting in 2019.

“I am delighted that Lior will be joining our Board of Directors,” said Shabtai Adlersberg, President and CEO, founder and director of AudioCodes. “Lior and I have been working closely for many years, and his contributions to the Company are significant. Lior’s unique and deep understanding of AudioCodes’ products and markets will benefit the Board and the Company. I wish him success in his new role.”

Dividend

The Company’s Board of Directors has decided to declare an annual cash dividend of 20 cents per share payable on August 20, 2018 to shareholders of record on August 6, 2018. The Company is issuing a separate press release that contains additional information with respect to the dividend.

Share Buy Back Program

As of June 30, 2018, AudioCodes had acquired an aggregate of 17.2 million of its ordinary shares since August 2014 for an aggregate consideration of $90.3 million. During the quarter ended June 30, 2018, AudioCodes acquired 452,000 of its ordinary shares under its share repurchase program for a total consideration of approximately $3.3 million.

In June 2018, AudioCodes received court approval in Israel to purchase up to an additional $20 million (“Permitted Amount”) of its ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of the Permitted Amount during the approved validity period. As of June 30, 2018, $19.5 million remained available to the Company under this court approval. The current court approval will expire on December 14, 2018.

AudioCodes Reports Second Quarter 2018 Results	Page 3 of 9

AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company's second quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2018 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2018 Results	Page 4 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,038	$24,235
Short-term and restricted bank deposits	6,639	2,739
Short-term marketable securities and accrued interest	25,709	7,087
Trade receivables, net	24,954	22,059
Other receivables and prepaid expenses	5,943	4,693
Inventories	18,649	16,563
Total current assets	103,932	77,376

LONG-TERM ASSETS:
Long-term and restricted bank deposits	3,700	4,207
Long-term marketable securities	-	20,475
Deferred tax assets	5,517	6,685
Severance pay funds	18,867	20,138
Total long-term assets	28,084	51,505

PROPERTY AND EQUIPMENT, NET	3,734	3,835

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,834	38,222

Total assets	$173,584	$170,938

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,500	$2,519
Trade payables	6,097	5,639
Other payables and accrued expenses	21,821	20,786
Deferred revenues	21,780	16,417
Total current liabilities	52,198	45,361

LONG-TERM LIABILITIES:
Accrued severance pay	19,818	21,228
Long-term bank loans	4,949	6,237
Deferred revenues and other liabilities	6,757	5,731
Total long-term liabilities	31,524	33,196

Total shareholders’ equity	89,862	92,381
Total liabilities and shareholders' equity	$173,584	$170,938

AudioCodes Reports Second Quarter 2018 Results	Page 5 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Revenues:
Products	$58,775	$52,928	$30,012	$26,920
Services	27,152	23,185	13,490	11,816
Total Revenues	$85,927	$76,113	$43,502	$38,736
Cost of revenues:
Products	25,014	23,332	13,119	12,173
Services	6,658	5,667	3,287	2,765
Total Cost of revenues	31,672	28,999	16,406	14,938
Gross profit	54,255	47,114	27,096	23,798
Operating expenses:
Research and development, net	17,343	14,536	8,710	7,382
Selling and marketing	25,357	24,398	12,369	12,363
General and administrative	5,311	4,361	2,730	2,200
Total operating expenses	48,011	43,295	23,809	21,945
Operating income	6,244	3,819	3,287	1,853
Financial income (expenses), net	223	(103)	(20)	(34)
Income before taxes on income	6,467	3,716	3,267	1,819
Income tax expense, net	(1,639)	(1,407)	(873)	(805)
Net income	$4,828	$2,309	$2,394	$1,014
Basic earnings per share	$0.17	$0.07	$0.08	$0.03
Diluted earnings per share	$0.16	$0.07	$0.08	$0.03
Weighted average number of shares used in computing basic earnings per share (in thousands)	28,884	31,791	28,609	31,596
Weighted average number of shares used in computing diluted earnings per share (in thousands)	30,041	32,822	29,733	32,608

AudioCodes Reports Second Quarter 2018 Results	Page 6 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
GAAP net income	$4,828	$2,309	$2,394	$1,014

GAAP earnings per share	$0.16	$0.07	$0.08	$0.03

Cost of revenues:
Share-based compensation (1)	87	42	48	17
Amortization expenses (2)	348	348	174	174
	435	390	222	191

Research and development, net:
Share-based compensation (1)	264	181	151	86
Deferred payments expenses (3)	-	74	-	63
	264	255	151	149

Selling and marketing:
Share-based compensation (1)	554	540	280	277
Amortization expenses (2)	30	60	15	30
	584	600	295	307

General and administrative:
Share-based compensation (1)	540	346	271	191
Revaluation of earn-out liability (4)	200	-	200	-
	740	346	471	191

Income taxes:
Deferred tax (5)	1,168	1,064	584	634
Non-GAAP net income	$8,019	$4,964	$4,117	$2,486
Non-GAAP diluted earnings per share	$0.26	$0.15	$0.14	$0.08

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Revaluation of earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$4,828	$2,309	$2,394	$1,014
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,105	1,260	565	605
Amortization of marketable securities premiums and accretion of discounts, net	188	329	85	168
Decrease in accrued severance pay, net	(139)	(52)	(186)	(248)
Share-based compensation expenses	1,445	1,109	750	571
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(15)	215	(30)	218
Decrease in long-term deferred tax assets	1,126	1,022	563	613
Increase in trade receivables, net	(2,895)	(109)	(3,284)	(1,165)
Decrease (increase) in other receivables and prepaid expenses	(1,070)	(4,181)	664	(729)
Decrease (increase) in inventories	(2,086)	390	(1,115)	497
Increase (decrease) in trade payables	458	(2,701)	296	(137)
Increase in other payables and accrued expenses	881	1,657	1,962	1,711
Increase (decrease) in deferred revenues	6,656	1,969	(468)	(761)

Net cash provided by operating activities	10,482	3,217	2,196	2,357

Cash flows from investing activities:
Investment in short-term deposits, net	(399)	-	(399)	-
Proceeds from redemption of marketable securities	1,577	850	850	850
Purchase of property and equipment	(616)	(646)	(336)	(183)
Net cash provided by investing activities	562	204	115	667

AudioCodes Reports Second Quarter 2018 Results	Page 8 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(10,511)	(10,182)	(3,287)	(2,850)
Repayment of bank loans	(1,262)	(1,925)	(626)	(940)
Payment related to the acquisition of ACS	(151)	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	1,677	1,533	231	247
Net cash used in financing activities	(10,247)	(10,574)	(3,682)	(3,543)

Net increase (decrease) in cash, cash equivalents, and restricted cash	797	(7,153)	(1,371)	(519)
Cash, cash equivalents and restricted cash at beginning of period	31,181	33,152	33,349	26,518
Cash, cash equivalents and restricted cash at end of period	$31,978	$25,999	$31,978	$25,999

AudioCodes Reports Second Quarter 2018 Results	Page 9 of 9